UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Jianpu Technology Inc.
(Name of Issuer)
Class A ordinary shares, US$0.0001 par value per share
(Title of Class of Securities)
G51390 105
(CUSIP Number)
James Qun Mi
Ronald Cao
Lightspeed China Partners I GP, LLC
Lightspeed China Partners I, L.P.
Lightspeed China Partners I-A, L.P.
Suite 2105, Platinum Building
233 Tai Cang Road
Huangpu District
Shanghai 200020
People’s Republic of China
Telephone: +86-21-5386-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to: Craig Marcus Ropes & Gray LLP 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7802 March 4, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G51390 105

1	Names of Reporting Persons James Qun Mi
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 94,570
	8	Shared Voting Power 46,220,160 ordinary shares(1)
	9	Sole Dispositive Power 94,570
	10	Shared Dispositive Power 46,220,160 ordinary shares(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,314,730 ordinary shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.8%(2)
14	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 40,659,873 Class A Ordinary Shares held by Lightspeed China Partners I, L.P. and (ii) 5,560,287 Class A Ordinary Shares held by Lightspeed China Partners I-A, L.P. Each of Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is a Cayman Islands limited partnership. The voting and dispositive power over the ordinary shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is controlled by their general partner, Lightspeed China Partners I GP, LLC. Mr. James Qun Mi and Mr. Ronald Cao are the managing directors of Lightspeed China Partners I GP, LLC and together hold all shareholder voting rights in Lightspeed China Partners I GP, LLC.

(2)	The calculation is based on 312,774,762 Class A Ordinary Shares outstanding as of December 31, 2018, as reported in the Form 6-K filed by the Issuer with the SEC on February 26, 2019.

CUSIP No. G51390 105

1	Names of Reporting Persons Ronald Cao
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 94,570
	8	Shared Voting Power 46,220,160 ordinary shares(1)
	9	Sole Dispositive Power 94,570
	10	Shared Dispositive Power 46,220,160 ordinary shares(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,314,730 ordinary shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.8%(2)
14	Type of Reporting Person (See Instructions) IN

(1)
Includes (i)  40,659,873 Class A Ordinary Shares held by Lightspeed China Partners I, L.P. and (ii) 5,560,287 Class A Ordinary Shares held by Lightspeed China Partners I-A, L.P. Each of Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is a Cayman Islands limited partnership. The voting and dispositive power over the ordinary shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is controlled by their general partner, Lightspeed China Partners I GP, LLC. Mr. James Qun Mi and Mr. Ronald Cao are the managing directors of Lightspeed China Partners I GP, LLC and together hold all shareholder voting rights in Lightspeed China Partners I GP, LLC.

(2)	The calculation is based on 312,774,762 Class A Ordinary Shares outstanding as of December 31, 2018, as reported in the Form 6-K filed by the Issuer with the SEC on February 26, 2019.

CUSIP No. G51390 105

1	Names of Reporting Persons Lightspeed China Partners I GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 46,220,160 ordinary shares(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 46,220,160 ordinary shares(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,220,160 ordinary shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.8%(2)
14	Type of Reporting Person (See Instructions) OO

(1)
Represents (i) 40,659,873 Class A Ordinary Shares held by Lightspeed China Partners I, L.P. and (ii) 5,560,287 Class A Ordinary Shares held by Lightspeed China Partners I-A, L.P. Each of Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is a Cayman Islands limited partnership. The voting and dispositive power over the ordinary shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is controlled by their general partner, Lightspeed China Partners I GP, LLC. Mr. James Qun Mi and Mr. Ronald Cao are the managing directors of Lightspeed China Partners I GP, LLC and together hold all shareholder voting rights in Lightspeed China Partners I GP, LLC.

(2)	The calculation is based on 312,774,762 Class A Ordinary Shares outstanding as of December 31, 2018, as reported in the Form 6-K filed by the Issuer with the SEC on February 26, 2019.

CUSIP No. G51390 105

1	Names of Reporting Persons Lightspeed China Partners I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 40,659,873 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 40,659,873 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,659,873 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 13.0%(1)
14	Type of Reporting Person (See Instructions) PN

(1)	The calculation is based on 312,774,762 Class A Ordinary Shares outstanding as of December 31, 2018, as reported in the Form 6-K filed by the Issuer with the SEC on February 26, 2019.

CUSIP No. G51390 105

1	Names of Reporting Persons Lightspeed China Partners I-A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,560,287 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,560,287 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,560,287 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.8%(1)
14	Type of Reporting Person (See Instructions) PN

(1)	The calculation is based on 312,774,762 Class A Ordinary Shares outstanding as of December 31, 2018, as reported in the Form 6-K filed by the Issuer with the SEC on February 26, 2019.

CUSIP No. G51390 105

Explanatory Note:
This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Persons on August 24, 2018 (as amended, the “Schedule 13D”) on behalf of James Qun Mi, Lightspeed China Partners I GP, LLC, Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. (together with Lightspeed China Partners I GP, LLC, Lightspeed China Partners I, L.P., collectively, the “Holding Companies”), with respect to the Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”), of Jianpu Technology Inc., a Cayman Islands company (the “Issuer”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.
Item 5. Interest in Securities of the Issuer.
The response set forth in Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 312,774,762 Class A Ordinary Shares outstanding as of December 31, 2018, as reported in the Form 6-K filed by the Issuer with the SEC on February 26, 2019. Holders of Class A Ordinary Shares have the same rights as holders of the Issuer’s Class B Ordinary Shares except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to one vote, and each Class B ordinary share will be entitled to ten votes. Each Class B ordinary share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. As of December 31, 2018 there were 102,471,795 Class B Ordinary Shares outstanding, as reported in the Form 6-K filed by the Issuer with the SEC on February 26, 2019.
Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any ordinary shares or has the right to acquire any ordinary shares.
Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the ordinary shares which it may be deemed to beneficially own.
(c) Effective March 4, 2019 (i) Lightspeed China Partners I, L.P. (“LCP I”) distributed, for no additional consideration, to its limited partners 3,995,892 American Depositary Shares representing 9,989,730 Class A Ordinary Shares, and to its general partner, Lightspeed China Partners I GP, LLC (“LCP I GP”), 175,240 Class A Ordinary Shares, and (ii) Lightspeed China Partners I-A, L.P. (“LCP I-A”) distributed, for no additional consideration, to its limited partners 550,468 American Depositary Shares representing 1,376,170 Class A Ordinary Shares, and to its general partner, LCP I GP, 13,900 Class A Ordinary Shares (together, the “Distributions”). The Distributions were distributions in kind to the partners of LCP I and LCP I-A pursuant to the terms of LCP I’s and LCP I-A’s respective partnership agreements and includes subsequent distributions by general partners or managing members to their respective partners or members.
(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by any of the Reporting Persons.
(e) Not applicable.
Item 7. Material to be Filed as Exhibits.

The response set forth in Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description
A	Joint Filing Agreement, dated November 27, 2018 by and between the Reporting Persons.

CUSIP No. G51390 105
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  March 4, 2019

/s/ James Qun Mi
James Qun Mi

/s/ Ronald Cao
Ronald Cao

Lightspeed China Partners I GP, LLC

By:	/s/ James Qun Mi
Name:	James Qun Mi
Title:	Authorized Signatory

Lightspeed China Partners I, L.P.

By:	/s/ James Qun Mi
Name:	James Qun Mi
Title:	Authorized Signatory

Lightspeed China Partners I-A, L.P.

By:	/s/ James Qun Mi
Name:	James Qun Mi
Title:	Authorized Signatory

CUSIP No. G51390 105
Exhibit A
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Ordinary Shares of Jianpu Technology Inc., including Class A Ordinary Shares represented by American depositary shares, and that this Agreement be included as an Exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Date: March 4, 2019

/s/ James Qun Mi
James Qun Mi

/s/ Ronald Cao
Ronald Cao

Lightspeed China Partners I GP, LLC

By:	/s/ James Qun Mi
Name:	James Qun Mi
Title:	Authorized Signatory

Lightspeed China Partners I, L.P.

By:	/s/ James Qun Mi
Name:	James Qun Mi
Title:	Authorized Signatory

Lightspeed China Partners I-A, L.P.

By:	/s/ James Qun Mi
Name:	James Qun Mi
Title:	Authorized Signatory